767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

April 18, 2016

VIA EDGAR TRANSMISSION

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Cotiviti Holdings, Inc.

Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted March 29, 2016
CIK No. 0001657197

Dear Ms. Ransom:

On behalf of our client, Cotiviti Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated April 7, 2016.  In connection with such responses, we will be confidentially submitting, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001657197) (the “Registration Statement”).  We will send to the Staff under separate cover courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 3.

Summary Historical Consolidated Financial and Other Data, page 12

1.              We note your response to comment 3 and the disclosure in footnote (1) to unaudited pro forma earnings per share data. Please revise to make the computation of pro forma earnings per share transparent to investors. In doing so, please quantify the applicable adjustments to earnings in the footnote and note the following:

•                  The denominator in computing pro forma earnings per share data should include only those common shares whose proceeds are being reflected in pro forma adjustments in pro forma earnings, such as proceeds used for debt repayment;

•                  Common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma earnings per share data; and

•                  The vesting of stock options as a result of the satisfaction of performance-based vesting conditions upon consummation of the offering and the stock-based compensation expense and related tax effects resulting therefrom should not be included in pro forma earnings since the adjustment is not expected to have a continuing impact.

Please refer to Article 11 of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 15 in response to the Staff’s comment.

Note 21. Selected Quarterly Financial Data (unaudited), page F-39

2.              Please revise to include per share data for each full quarter. In addition, please describe the effect of unusual or infrequently occurring items recognized in each quarter, as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of each quarter. Refer to Item 302 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-39 and F-40 in response to the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:                                J. Douglas Williams

Chief Executive Officer

Cotiviti Holdings, Inc.